Exhibit 12. Computation of Ratios
Ratio of Earnings to Fixed Charges
Dollars in millions

	Three Months
	Ended March 31,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings available for fixed charges
- Income before provision for income taxes	$1,807.5	$1,576.4	$6,866.0	$6,555.7	$7,372.0	$8,204.5	$8,079.0
- Noncontrolling interest expense in operating results of majority-owned subsidiaries less equity in undistributed operating results of less than 50%-owned affiliates	4.1	3.9	12.5	7.3	6.3	9.0	11.1
- Income tax provision (benefit) of 50%-owned affiliates included in income from continuing operations before provision for income taxes	6.6	(0.1)	3.3	3.7	(0.1)	23.8	64.0
- Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	76.4	87.3	342.6	365.1	374.6	374.6	358.1
- Interest expense, amortization of debt discount and issuance costs, and depreciation of capitalized interest*	222.9	226.1	904.8	660.4	596.1	548.9	550.1
	$2,117.5	$1,893.6	$8,129.2	$7,592.2	$8,348.9	$9,160.8	$9,062.3
Fixed charges
- Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	$76.4	$87.3	$342.6	$365.1	$374.6	$374.6	$358.1
- Interest expense, amortization of debt discount and issuance costs*	219.3	221.9	888.2	643.7	579.8	532.1	532.8
- Capitalized interest*	1.0	1.6	7.1	9.4	14.8	15.6	16.1
	$296.7	$310.8	$1,237.9	$1,018.2	$969.2	$922.3	$907.0
Ratio of earnings to fixed charges	7.14	6.09	6.57	7.46	8.61	9.93	9.99

*
Includes amounts of the Company and its majority-owned subsidiaries, and one-half of the amounts of 50%-owned affiliates. The Company records interest expense on unrecognized tax benefits in the provision for income taxes. This interest is not included in the computation of fixed charges.